

September 27, 2010

Gerrit Zalm
Chairman of the Managing Board
RBS Holdings N.V.
P.O. Box 283
1000 EA Amsterdam
The Netherlands

> **Re:** **ABN AMRO Holding N.V.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-14624**

Dear Mr. Zalm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009
General

1. We note your disclosures regarding the UK Government's Asset Protection Scheme in your Form 20-F and in your Interim Financial Report for the half year ended June 30, 2010 filed on Form 6-K.

    • Please revise future filings to provide a complete and fulsome description of the key provisions of the scheme (term, amount and nature of assets covered at each period end, contractual obligations, etc,);

    • Please revise future filings to explain how the scheme will impact future financial results and credit quality ratios and trends. Specifically identify the ratios particularly affected and explain, if true, that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by the scheme; and

- Please tell us in detail and revise future filings to disclose how you accounted for this transaction at inception and subsequent to inception and provide us an accounting analysis that identifies the accounting guidance that supports your treatment. Specifically explain the amounts recognized on your balance sheet, how you measured them, any gains or losses recorded, and where the amounts are presented.

<u>ABN AMRO is subject to enforcement risks relating to the Department of Justice's criminal investigation of its dollar clearing activities, page 66</u>

2.   You state in the risk factor that the U.S. Department of Justice investigation had to do with matters "all relating to activities before the Consortium Members acquired ABN AMRO." We are aware of a U.S. Department of Justice press release dated May 10, 2010, reporting that "(o)ver the course of a decade, ABN AMRO assisted sanctioned countries and entities in evading U.S. laws by facilitating hundreds of millions of U.S. dollar transactions." The press release also states that "[d]espite the institution of improved controls by ABN and its subsidiaries and affiliates after 2005, a limited number of additional transactions involving sanctioned countries occurred from 2006 through 2007." Please clarify for us whether any of the transactions covered by the $500 million settlement reported in the Department of Justice press release occurred after ABN AMRO was acquired by the consortium members. Describe the illegal activities alleged to have occurred during 2006 and 2007. Identify the sanctioned countries involved, and tell us the dollar amount of such activities relating to each sanctioned country for 2006 and for 2007.

3.   As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with updated information on your contacts with those countries, if any, since your letter to the staff dated June 19, 2006. Your response should describe and quantify any services or funds you have provided to individuals and institutions of those countries, directly or indirectly, since your above-referenced letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

4.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets and liabilities associated with each country for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact

of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Item 8. Financial Information
Notes to the Consolidated Financial Statements

Note 18 – Loan Impairment Charges and Allowances, page 119

5.   We note your disclosures regarding the specific allowance for exposure to LyondellBasell Industries. Please tell us in detail and revise future filings to provide more information concerning your relationship, exposure and changes in exposure to LyondellBasell. Consider disclosing the nature of this relationship, the amount of loans and any other exposure at each balance sheet date presented, the specific allowance and any other valuation adjustment at each period end, and a discussion of changes and reason for changes in these amounts during the periods presented.

Note 40 – Securitisations and other credit risk mitigants, page 166

6.   Please tell us and revise future filings to clearly disclose how the amounts presented in the credit derivative product companies exposure table on page 42 reconcile and relate to the amounts discussed in credit default swaps and guarantees section.

Item 6. Directors, Senior Management and Employees, page 71

7.   In future filings please provide all of the information required by Item 6.A. of the Form 20-F regarding your directors and senior management, notably the business experience of the members of your managing Board disclosed on page 76.

Item 10. Additional Information, page 236

8.   In future filings please provide all of the information required by Item 10.B of the Form 20-F regarding your Articles of Association, notably sections 2 and 3 of Item 10.B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234, Pradip Bhaumik of the Office of Global Security Risk at (202) 551-3333 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief